November 15, 2013

Office of Structured Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Lulu Cheng

Re:	Discover Card Execution Note Trust

Registration Statement on Form S-3

Filed September 25, 2013

File Nos. 333-191359, 333-191359-01 and 333-191359-02

Dear Ms. Cheng:

Discover Bank, as depositor for Discover Card Execution Note Trust and Discover Card Master Trust I, is pleased to respond to your oral comments provided on September 30, 2013. For your convenience, we have restated the general substance of your comments above our responses.

Issuer Review of Pool Receivables, page S-27

1.	Please clarify whether the review of the pool of receivables in the master trust relates to the pool of receivables as a whole or to a representative sample of the pool.

Response: We have clarified that the review of the pool of receivables in the master trust relates to the pool as a whole rather than a representative sample. Because of the large number of accounts in the pool whose receivables are assigned to the master trust and the revolving nature of those receivables, we employ a review process that relies on our internal audit staff and evaluates our controls over credit determinations and financial reporting. As we have discussed, this process is described on pages S-27-29.

Servicing, page 56

2.	Please provide the disclosures required under Item 1108 of Regulation AB regarding the experience of the servicer.

Response: Although the prospectus already included Item 1108 disclosures, we have made the requested changes by including additional disclosures on page 57.

* * * * *

In connection with our response to the Staff’s comments, Discover Bank, as depositor for Discover Card Master Trust I, acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Discover Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (302) 323-7434 or Ellen Marks of Latham & Watkins LLP at (312) 876-7626.

Sincerely,

/s/ Michael F. Rickert

Michael F. Rickert

Vice President, Chief Financial Officer

      and Assistant Treasurer

cc:	Ms. Ellen L. Marks, Latham & Watkins LLP

Michael Ebner, Esq., Discover Financial Services